CERTIFICATE OF QUALIFIED PERSON – Sue Bird

I, Sue Bird, P.Eng. am a Geological and Mining Engineer with Moose Mountain Technical Services, with a business address of #210 1510 2nd St North Cranbrook BC, V1C 3L2.

This certificate applies to the technical report titled **"The New Polaris Gold Project, British Columbia, Canada 2025 Resource Estimate Update"** with an effective date of January 22, 2025 (the "technical report"). I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

I am a Professional Engineer in the Province of British Columbia. (#25007). I graduated with a Geologic Engineering degree (B.Sc.) from the Queen's University in 1989 and a M.Sc. in Mining from Queen's University in 1993.

I have worked as an engineering geologist for over 30 years since my graduation from university. I have worked on precious metals, base metals and coal mining projects, including mine operations and due diligence evaluations.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the New Polaris Project on August 25, 2022, for 1 day.

I am responsible for Sections 1.1 through 1.9, 1.11, Sections 2 through 12 and Sections 14 through 24 and Sections 25.1, 25.2, 25.3, 25.5, 26.1, and 26.2.

I am independent of Canagold as independence is described by Section 1.5 of NI 43–101.

I previously co-authored as QP for Section 14 the 2019 report entitled: "The New Polaris Gold Project, British Columbia, Canada 2019 Preliminary Economic Assessment" and the 2023 report entitled "The New Polaris Gold Project, British Columbia, Canada,2023 Resource Estimate Update".

I have read NI43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: April 2, 2025

"Signed and sealed"

Sue Bird, P.Eng.